AD 7/30

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13025415

SECU ... SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/01/2012 (MM/DD/YY) AND ENDING 4/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & A Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 Gibson Road
(No. and Street)

Selah (City) WA (State) 98942 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Villbrandt Stark & Moorer PLLC
(Name – *if individual, state last, first, middle name*)

18 S. 4th Ave. (Address) Yakima (City) WA (State) 98902 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 7/31/13

OATH OR AFFIRMATION

I, James W Humbard____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A & A Securities LLC ____, as of April 30, ____________________________, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James W Humbard
Signature

President
Title

CHRISTOPHER S KEENAN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
APRIL 05, 2016

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A&A SECURITIES LLC

FINANCIAL STATEMENTS

APRIL 30, 2013 and 2012

TABLE OF CONTENTS

Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Income and Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5-6
Supplemental Information:	
Computation of Net Capital Under SEC Rule 15c3-1	7
Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Exemption Provision	8
Statement Pursuant to SEC Rule 15c3-1 (c)(2)(iii)	9
Independent Auditor's Report on Internal Control required by SEC Rule 17a-5	10 - 11

Villbrandt, Stark & Moorer, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
Accounting Services • Tax Planning & Preparation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. James W. Humbard
A&A Securities LLC
Selah, Washington

We have audited the accompanying statements of financial condition of A&A Securities LLC (a limited liability company) as of April 30, 2013 and 2012, and the related statements of income and member's equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of A&A Securities. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform each audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A&A Securities LLC as of April 30, 2013 and 2012, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 7 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of A&A Securities LLC and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VSM

Villbrandt, Stark & Moorer, PLLC

June 23, 2013
Yakima, Washington

MEMBER
WASHINGTON SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

18 So. 4th Ave Yakima, WA 98902
Phone (509) 575-1510 • Fax (509) 575-1558

A&A SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION

APRIL 30, 2013 and 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 141	$ 1,140
Cash deposit with clearing organization	8,197	8,197
Accounts receivable	50	50
Total Current Assets	8,388	9,387
LICENSES AND PERMITS	250,000	1,000,000
TOTAL ASSETS	$ 258,388	$ 1,009,387
MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 258,388	$ 1,009,387

See accompanying notes to financial statements

A&A SECURITIES LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY

YEARS ENDED APRIL 30, 2013 and 2012

	2013	2012
REVENUE		
Commissions	$ 860	$ 18,222
Investment income	520	2,778
Total Revenues	1,380	21,000
OPERATING EXPENSES	5,779	20,551
IMPAIRMENT OF GOODWILL	(750,000)	-
NET INCOME (LOSS)	(754,399)	449
MEMBERS' EQUITY, beginning of year	1,009,387	8,938
MEMBERS' WITHDRAWALS	-	-
CAPITAL CONTRIBUTION OF LICENSES & PERMITS	-	1,000,000
CAPITAL CASH CONTRIBUTION	3,400	-
MEMBERS' EQUITY, end of year	$ 258,388	$ 1,009,387

See accompanying notes to financial statements

A&A SECURITIES LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (754,399)	$ 449
Impairment of goodwill	750,000	
Adjustments to reconcile net income to net cash flows		
Deposit with clearing organization	-	-
Clearing organization account adjustment	-	-
Net cash from operating activities	(4,399)	449
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution	3,400	-
Proprietor withdrawals	-	-
	3,400	-
NET INCREASE (DECREASE) IN CASH	(999)	449
CASH, beginning of year	1,140	-
CASH, end of year	$ 141	$ 449

See accompanying notes to financial statements

A&A SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

April 30, 2013 and 2012

(1) Summary of Significant Accounting Policies

Nature of Business

A&A Securities LLC (a limited liability company) is registered with the Securities and Exchange Commission as a broker dealer under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Limited Liability Company serves clients primarily located in Eastern Washington.

All securities transactions are cleared through another broker dealer on a fully disclosed basis. The Limited Liability Company does not hold or receive funds of subscribers of securities of issuers, and does not hold customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Limited Liability Company is not a tax-paying entity for purposes of federal income tax. Accordingly, no provision has been made in these financial statements for federal income tax.

Revenue Recognition

The company recognizes commission income net of clearing fees on a trade date basis.

(2) Related Party Transactions

The Company uses, at no cost, office space, and services provided by related businesses of the member manager.

(3) Net Capital Requirements

The Limited Liability Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At April 30, 2013, the Company had net capital of $ 8,388 which was $ 3,388 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at April 30, 2013 and 2012.

(4) Possession or Control Requirements

The Company adheres to the exemption provisions of SEC rule 15c-3(k)(2)(B) by having clients send all funds and securities to the correspondent broker dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

(5) Goodwill

Goodwill was established at $ 1,000,000 when A & A Securities LLC was formed. Subsequent to formation the company became dormant during the year ending on April 30, 2013. On advice of business brokers, goodwill has been written down to reflect the difference between a going concern generating a credible amount of revenue and an investment firm doing very little business.

(6) Subsequent events

At the date of audit report for A&A Securities LLC, there were no subsequent events regarding debt issuance, business acquisition or capitalization of company.

(7) Advertising expense

During the periods ended, April 30, 2013 and April 30, 2012, the broker dealer business incurred no advertising expense.

(8) Pending and Threatened Litigation

As of the audit report date, there is no pending or threatened litigation against the company or its members. Also, the company is not a party to any pending or threatened litigation.

A&A SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

YEARS ENDED APRIL 30, 2013 and 2012

	2013	2012
Computation of net capital		
Total members' equity	$ 258,388	$ 1,009,387
Non-allowable assets: securities not readily marketable	250,000	1,000,000
Net capital	$ 8,388	$ 9,387
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement		
Minnimum net capital requires greater of 6-2/3% of total aggregate indebtedness	$ -	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
Excess net capital	$ 3,388	$ 4,387
Net capital less 10% of aggregate indebtedness	$ 3,388	$ 4,387
Percentage of aggregate indebtedness to net capital	0%	0%
Reconciliation with Members' computation (included in form X-17A-5, FOCUS Part II A)		
Net capital as reported in Members' FOCUS report	$ 8,388	$ 9,387

A&A SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS Under SEC Rule 15c3-3, Exemption Provision

APRIL 30, 2013 and 2012

The proprietorship claims exemption from the reserve requirements of rule 15c3-3 under the following provision:

(k)(2)(ii) All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

A&A SECURITIES LLC

Statement pursuant to SEC Rule 15c3-1(c)(2)(iii)

APRIL 30, 2013 and 2012

I hereby represent that my assets not used in the course of business as a broker/dealer are greater than my liabilities incurred outside of the course of business as a broker/dealer.

James W. Humbard
Manager, member

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. James W. Humbard
Selah, Washington

In planning and performing our audit of the financial statements and supplementary information of A & A Securities LLC for the years ended April 30, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered A & A Securities LLC's internal control, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the A & A Securities LLC's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by A & A Securities LLC, including consideration of control activities for safeguarding securities, This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications rule, and comparisons and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement that is more than inconsequential will not be prevented of detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented and detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of A & A Securities LLC for the years ended April 30, 2013 and 2012, and this report does not affect our report thereon dated June 23, 2013.

One of the basic elements of a satisfactory internal control environment is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of A & A Securities LLC and regulatory agencies that rely on 17a-5(g) under the Securities Exchange Act of1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties. VSM

Villbrandt Stark & Moorer PLLC.

June 23, 2013
Yakima, Washington